As filed with the Securities and Exchange Commission on July 9, 2004
Registration No. [__________]

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EVERGREEN SOLAR, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3242254
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

259 Cedar Hill Street
Marlboro, MA 01752
(508) 357-2221
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard M. Feldt
Chief Executive Officer
EVERGREEN SOLAR, INC.
259 Cedar Hill Street
Marlboro, Massachusetts 01752
(508) 357-2221
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Jocelyn M. Arel, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of shares	Amount to be	Proposed Maximum		Proposed Maximum		Amount of
to be Registered	Registered (1)	Offering Price Per Share		Aggregate Offering Price		Registration Fee
Common Stock, $.01 par value per share	7,662,835	$3.13	(2)	$23,984,673	(2)	$3,038.86
Common Stock, $.01 par value per share, issuable upon exercise of warrants	2,423,851	$3.335	(3)	$8,083,543	(3)	$1,024.18

(1) Includes an indeterminable number of additional shares of Common Stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling stockholders.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Evergreen Solar, Inc. on the Nasdaq National Market on July 1, 2004.

(3) Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, the registration fee has been calculated based upon the exercise price of the warrants, which is equal to $3.335 per share of Common Stock.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EVERGREEN SOLAR, INC.
RECENT EVENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PART II
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES
EXHIBIT INDEX
Opinion of Testa, Hurwitz & Thibeault, LLP
Consent of PricewaterhouseCoopers LLP

JULY [__], 2004

PROSPECTUS

10,086,686 shares

EVERGREEN SOLAR, INC.

COMMON STOCK

     The selling stockholders identified in this Prospectus are offering for sale up to 10,086,686 shares of our Common Stock, $0.01 par value per share. The selling stockholders have indicated that sales of their shares of Common Stock may be made by the methods described in the section entitled “Plan of Distribution” in this Prospectus.

     The selling stockholders include: Loeb Partners Corporation; LB I Group Inc.; Alexandra Global Master Fund Ltd.; Omicron Master Trust; SF Capital Partners Ltd.; Grace Brothers, Ltd.; CRT Capital Group LLC; Truk Opportunity Fund, LLC; Truk International Fund, LP; Portside Growth and Opportunity Fund; Morgan Stanley and Co. International Limited; Double Black Diamond Offshore LDC; Blackmore Partners LP; Blackmore Wallace Partners LP and Blackmore Offshore Fund, Ltd.. The selling stockholders acquired their shares directly from us in a private placement that closed on June 21, 2004 and is more fully described on page 2 of this Prospectus under the heading “Recent Events.”

     The selling stockholders will receive all of the proceeds from any sales of Common Stock. The warrants held by the selling stockholders may be exercised pursuant to a cashless exercise feature. However, if all of the warrants held by selling stockholders are exercised for cash, we will receive proceeds of approximately $8,083,543. We have agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions and fees).

     Our Common Stock is quoted on the Nasdaq National Market under the symbol “ESLR.” On July 1, 2004, the last reported sale price for our Common Stock on the Nasdaq National Market was $3.06 per share. Our principal offices are located at 259 Cedar Hill Street, Marlboro, Massachusetts 01752, and our telephone number is (508) 357-2221.

     Investing in our stock involves a high degree of risk. See “Risk Factors” on Page 3 for information that should be considered by prospective investors.

     The shares have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have those organizations determined that this Prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

     Prospective investors should rely only on the information contained in this Prospectus or information specifically incorporated by reference in this Prospectus. We have not authorized anyone to provide prospective investors with information that is different.

     Neither the delivery of this Prospectus, nor any sale of the shares, shall create any implication that the information in this Prospectus is correct after the date hereof.

     This Prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

     The information in this Prospectus is not complete and may be changed. A Registration Statement relating to the shares has been filed with the Securities and Exchange Commission. The shares may not be sold, nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

The date of this Prospectus is July [__], 2004

CONVENTIONS WHICH APPLY IN THIS PROSPECTUS

     References in this Prospectus to “Evergreen”, “Company”, “we”, “our” and “us” refer to Evergreen Solar, Inc.

EVERGREEN SOLAR, INC.

     We develop, manufacture and market solar power products that are capable of providing reliable and environmentally clean electric power throughout the world. Our solar power products are targeted at the global solar power market. We believe our proprietary and patented solar power technologies, including our String Ribbon™ technology, offer significant design, cost and manufacturing advantages over competing solar power technologies. We intend to become a leading producer of high-quality solar power products by expanding our manufacturing capacity, reducing our manufacturing costs, developing innovative solar power products, increasing our distribution capabilities and pursuing strategic relationships.

     Since our formation in 1994, we have conducted research and development of advanced process and product technologies and, between 1997 and June 2001, we used pilot manufacturing facilities to refine our solar power products and manufacturing processes. Also in 1997, we began shipping small quantities of commercial products. In 2001, we expanded our manufacturing capacity by relocating our operations to a 56,250 square foot facility in Marlboro, Massachusetts where we constructed a new manufacturing line. We are continuing to refine, develop and commercialize a number of laboratory-demonstrated advancements in our solar power technologies, including advanced String Ribbon crystal growth, more efficient solar cells and improved solar panel designs. Since our inception, we have shipped over 50,000 solar panels for residential, commercial and industrial applications in the United States and internationally. As we continue to increase production volumes, we intend to actively expand existing and seek new distribution and marketing arrangements.

RECENT EVENTS

     On June 21, 2004, we completed the private placement (the “Financing Transaction”) of shares of our Common Stock and warrants to purchase shares of our Common Stock pursuant to a stock and warrant purchase agreement we entered into with the selling stockholders. The Financing Transaction resulted in gross proceeds to the Company of $20 million before aggregate expenses of the offering estimated at $1.5 million plus the payment of a cash dividend to holders of Series A Convertible Preferred Stock in an aggregate amount equal to approximately $1.7 million. As a result of the consummation of the Financing Transaction, on June 21, 2004, we issued 7,662,835 shares of Common Stock and warrants to purchase 2,423,851 shares of Common Stock, which warrants have an exercise price of $3.335 per share and are exercisable for a period of five years but which may not be exercised until six months and one day after the closing of the Financing Transaction and which may only be exercised with respect to 350,000 shares of Common Stock in the aggregate prior to approval by the stockholders of the Company.

RISK FACTORS

     We caution readers that statements in this Prospectus that are not strictly historical statements, including, but not limited to: statements reflecting our expectations regarding the timing, cost, and success of our manufacturing scale-up at our facility in Marlboro, Massachusetts and future manufacturing expansion and production, as well as related financing requirements; future financial performance; our technology and product development, cost and performance; our current and future strategic relationships and future market opportunities; and our other business and technology strategies and objectives, constitute forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified with such words as “we expect”, “we believe”, “we anticipate” or similar indications of future expectations. These statements are neither promises nor guarantees and involve risks and uncertainties, which could cause our actual results to differ materially from such forward-looking statements. Such risks and uncertainties may include, among other things, those risks and uncertainties described below. Each of these factors, and others, are discussed from time to time in our filings with the Securities and Exchange Commission copies of which may be accessed through the SEC’s Web Site at http://www.sec.gov. We do not assume any obligation to update any forward-looking statement we make.

     You should carefully consider the risks described below before you decide to buy our Common Stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business, results of operation and financial condition. In evaluating our business and before you decide to buy our Common Stock, you should consider carefully the following risks, in addition to the other information contained in this Prospectus and the other documents incorporated by reference into this Prospectus. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Common Stock would decline, and you may lose all or part of the money you paid to buy our Common Stock.

Risks Relating to Our Financial Results

Evaluating our business and future prospects may be difficult due to our limited operating history.

We are at an early stage of development and there is limited historical information available upon which you can base your evaluation of our business and prospects. We were formed in 1994 to research and develop crystalline silicon technology for use in manufacturing solar power products. Although we began shipping product from our pilot manufacturing facility in 1997, the primary objective of our pilot production line was the technical development and further refinement of our String Ribbon technology and related manufacturing processes. We shipped our first commercial products from our Marlboro manufacturing facility in September 2001. We have shipped only a limited number of solar power panels and have recognized limited revenues since our inception.

In addition, our early stage of development means that we have less insight into how market and technology trends may affect our business. The revenue and income potential of our business is unproven and the market we are addressing is rapidly evolving. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market.

We have a history of losses, expect to incur substantial further losses and may not achieve or maintain profitability in the future, which may decrease the market value of our stock.

Since our inception, we have incurred significant net losses, including a net loss of $15.0 million for the year ended December 31, 2003. As a result of ongoing operating losses, we had an accumulated deficit of $56.3 million as of December 31, 2003. We expect to incur substantial losses for the foreseeable future, and may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future, which could materially decrease the market value of our Common Stock. We expect to continue to incur significant capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we seek to: expand our manufacturing operations, develop our distribution network, continue to research and develop our products and manufacturing technologies, implement internal systems and infrastructure in conjunction with our growth and hire additional personnel.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb these expenses, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results.

Our stock price could fall substantially if our quarterly revenue or operating results fluctuate or are disappointing.

Our quarterly revenue and operating results have fluctuated significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are discussed elsewhere in this section.

We anticipate that our operating expenses will continue to increase significantly. If sales in any quarter do not increase correspondingly, our net losses for that period will increase. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or public market analysts in any quarter, the market value of our Common Stock would likely decrease, and could decrease rapidly and substantially.

Risks Relating to Our Industry, Products and Operations

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would not significantly increase and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

•	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	continued deregulation of the electric power industry and broader energy industry; and

•	availability of government subsidies and incentives.

Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.

As is consistent with standard practice in our industry, the duration of our product warranties is lengthy relative to expected product life and has recently been increasing. Our current standard product warranty includes a one or two-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenues. Although we have sold over 50,000 solar panels since 1997, none of these panels has been operating more than six years, and over 50% of them have been operating less than one year. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline.

We may fail to successfully bring to market our new solar power products under development, which may prevent us from achieving increased sales and market share.

Although we have been selling our solar power products since 1997, we expect to derive a substantial portion of our revenues from sales of our new solar power products which are under development and not yet commercially available. Many of these new products are derived from our innovative cell fabrication and advanced panel design technologies, which are under development. If we fail to successfully develop our new solar power products or technologies, we will likely be unable to recover the losses we will have incurred to develop these products and technologies and may be unable to increase our sales and market share and to become profitable. Many of our new product and manufacturing technologies are novel and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development. Our manufacturing technologies have been tested only in our pilot manufacturing facility and, in most cases, only limited pre-production prototypes of our new products have been field-tested.

Our solar power products may not gain market acceptance, which would prevent us from achieving increased sales and market share.

The development of a successful market for our solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:

•	our failure to produce solar power products which compete favorably against other solar power products on the basis of cost, quality and performance;

•	our failure to produce solar power products which compete favorably against conventional energy sources and alternative distributed generation technologies, such as fuel cells, on the basis of cost, quality and performance;

•	whether customers accept our new panel designs under development and the techniques we are developing to mount them; and

•	our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners.

If our solar power products fail to gain market acceptance, we would be unable to increase our sales and market share and to achieve and sustain profitability.

Technological changes in the solar power industry could render our solar power products obsolete, which could reduce our market share and cause our sales to decline.

Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become obsolete, which could reduce our market share and cause our sales to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We believe that there are a variety of competing solar power technologies under development by other companies that could result in lower manufacturing costs than those expected for our solar power products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.

The build-out of our manufacturing facility may take longer and cost more than we expect, which would likely result in lower revenues and earnings than anticipated.

If we fail to successfully complete the build-out of our Marlboro manufacturing facility, our business and results of operations would likely be materially impaired. The first of the Marlboro facility’s two manufacturing lines entered service in 2001. The Company expects the second manufacturing line to be completed in 2004. Completing the build-out of this facility to capacity will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of cost overruns, delays, equipment problems and other start-up and operating difficulties. Our manufacturing processes also use custom-built equipment that may not be delivered and installed in our new facility in a timely manner. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. We plan to incorporate first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but this new technology may not be successful, which would increase cost, limit capacity, and prevent us from achieving increases in sales. If we experience any of these or similar difficulties, we may be unable to complete the build-out of the facility, our manufacturing capacity could be substantially constrained and our revenues and earnings would likely be materially impaired.

We may not be able to manufacture our solar power products in sufficient quantities or at acceptable costs to meet customer demand.

We may not be able to achieve our manufacturing cost targets, which could prevent us from ever becoming profitable. If we cannot achieve our targeted production volumes or capacity or if we experience capacity constraints, quality control problems or other disruptions, we may not be able to manufacture our products in large volumes or at acceptable costs and may be unable to satisfy the demand of our customers, which would reduce our market share and revenues and may harm our reputation. The expansion of our manufacturing operations to achieve targeted production volumes will require the successful deployment of advanced equipment and technology utilizing manufacturing processes and components, which we are currently developing.

Our ability to increase market share and sales depends on our ability to successfully maintain our existing distribution relationships and expand our distribution channels.

We currently sell our solar power products primarily to distributors, system integrators and other value-added resellers within and outside of North America, which typically resell our products to end users on a global basis. For the year ended December 31, 2003, we sold our solar power products to approximately 25 distributors, system integrators and other value-added resellers. If we are unable to successfully maintain our existing distribution relationships and expand our distribution channels, our revenues and future prospects will be materially harmed. As we seek to grow our sales by entering new markets in which we have little experience selling our solar power products, our ability to increase market share and sales will depend substantially on our ability to expand our distribution channels by identifying, developing and maintaining relationships with resellers both within and outside of North America. We may be unable to enter into relationships with resellers in the markets we target or on terms and conditions favorable to us, which could prevent us from entering these markets or entering these markets in accordance with our plans. Our ability to enter into and maintain relationships with resellers will be influenced by the relationships between these resellers and our competitors, market acceptance of our solar power products and our low brand recognition as a new entrant.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, it could impair our ability to expand our business abroad.

From our inception through December 31, 2003, approximately 67% of our product sales have been made to resellers outside North America. We expect that our sales both to resellers and distributors outside of North America and through our resellers and distributors to end users outside of North America will continue to be significant. Sales in Germany constituted approximately 63% of our total product sales for the year ended December 31, 2003. It will require significant management attention and financial resources to successfully develop our international sales channels. In addition, the marketing, distribution and sale of our solar power products internationally exposes us to a number of markets with which we have limited experience. If we are unable to effectively manage these risks, it could impair our ability to grow our business abroad. These risks include:

•	difficult and expensive compliance with the commercial and legal requirements of international markets, with which we have only limited experience;

•	inability to obtain intellectual property protection;

•	encountering trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could affect the competitive pricing of our solar power products and reduce our market share in some countries;

•	difficulty of enforcing revenue collection internationally; and

•	our continued ability to sell our products in the German market.

A portion of our international sales will be denominated in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability. We expect to denominate a majority of our sales in local currencies, which will further expose us to foreign exchange gains or losses.

Our strategy includes establishing local manufacturing facilities in international markets, although we have not yet done so. As we implement our strategy, we may encounter legal and commercial restrictions and incur taxes and other expenses to establish our manufacturing facilities in certain countries. In addition, we may potentially forfeit, voluntarily or involuntarily, foreign assets due to economic or political instability in the countries where our local manufacturing facilities are located.

Our dependence on a small number of resellers may cause significant fluctuations or declines in our product revenues.

From our inception through December 31, 2003, our three largest resellers accounted for approximately 57% of our product sales and our 10 largest resellers accounted for approximately 82% of our product sales. We anticipate that sales of our solar power products to a limited number of key resellers will continue to account for a significant portion of our total product revenues for the foreseeable future. Consequently, any one of the following events may cause significant fluctuations or declines in our product revenues:

•	reduction, delay or cancellation of orders from one or more of our significant resellers;

•	selection by one or more of our significant resellers of products competitive with ours;

•	loss of one or more of our significant resellers and our failure to recruit additional or replacement resellers; and

•	failure of any of our significant resellers to make timely payment of our invoices.

Our dependence on a limited number of third party suppliers for raw materials, key components for our solar power products and custom-built equipment for our operations could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share.

We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required time frames and we may experience order cancellation and loss of market share. We currently do not have contracts with many of our suppliers and may not be able to procure sufficient quantities of the materials and components necessary to manufacture our products on acceptable commercial terms or at all. To the extent the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to manufacture our products and/or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. In addition, our manufacturing processes utilize custom-built equipment that is currently produced by a limited number of suppliers. A supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.

Our use of forecasts to manage our inventory could result in insufficient quantities to meet reseller demand or excess inventory.

We generally do not obtain long-term contracts or purchase orders prior to the production of our solar power products. Instead, we rely on forecasts to determine the timing of our production schedules and the volume and mix of product to be manufactured. The level and timing of orders placed by our resellers may vary for many reasons. As a result, at any particular time, we may not have enough inventory to meet demand or we may have excess inventory, each of which could negatively impact our operating results. In addition, as we manufacture more solar power products without related purchase orders, we increase our risk of loss of revenues due to the obsolescence of products held in inventory for which we have already incurred production costs.

The success of our business depends on the continuing contributions of our key personnel and our ability to attract and retain new qualified employees in a competitive labor market.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals. If we were to lose the services of Richard M. Feldt, our Chief Executive Officer, President and a director, or any of our other executive officers and key employees, our business could be materially and adversely impacted. We had 151 employees as of December 31, 2003, and anticipate that we will need to hire a significant number of new highly-skilled technical, manufacturing, sales and marketing, and administrative personnel if we are to successfully develop and market our products, develop our distribution network, and operate our expanded manufacturing facility. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation or more training to our personnel than we currently anticipate. Moreover, any officer or employee can terminate his or her relationship with us at any time.

Our management team may not be able to successfully implement our business strategies because it has limited experience managing a rapidly growing company.

If our management team is unable to manage the rapid growth of our business operations, then our product development, the expansion of our manufacturing operations and distribution network, and our sales and marketing activities would be materially and adversely affected. In connection with the planned expansion of our manufacturing capacity, we have undergone and anticipate undergoing further rapid growth in the scope of our operations and the number of our employees, which is likely to place a significant strain on our senior management team and other resources. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by this rapid growth. We may seek to augment or replace members of our management team or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

We have significant capital requirements in order to maintain and grow our business.

On June 21, 2004, we consummated a private placement financing transaction that raised $20.0 million (before aggregate expenses of the offering estimated at $1.5 million plus the payment of a cash dividend to holders of Series A Convertible Preferred Stock in an aggregate amount equal to approximately $1.7 million). We believe that our current cash, cash equivalents and short-term investments will be sufficient to fund our planned manufacturing capacity expansion to our target level of 15 megawatts for both lines prior to the end of 2004 and to fund our operating expenditures over the next twelve months. We will need to raise additional capital in order to further enhance our operating infrastructure and to further increase capacity through the build out a second manufacturing facility. We may also require additional capital to respond to competitive pressures and acquire complementary businesses or necessary technologies. We do not know whether we will be able to raise additional financing or financing on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, or otherwise respond to competitive pressures would be significantly limited.

We face intense competition from other companies producing solar power and other energy generation products. If we fail to compete effectively, we may be unable to increase our market share and sales.

The solar power market is intensely competitive and rapidly evolving. Our competitors have established a market position more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network for our solar power products, we may be unable to increase our sales and market share. There are over 20 companies in the world that produce solar power products, including BP Solar, Kyocera Corporation, Royal Dutch Shell, Sharp Corporation, RWE, and Sanyo Corporation. Other existing and potential competitors in the solar power market include universities and research institutions. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that they believe will ultimately have costs similar to, or lower than, our projected costs.

Most of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can.

If we are unable to protect our intellectual property adequately, we could lose our competitive advantage in the solar power market.

Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes through a combination of patent, copyright, trademark, trade secret and unfair competition laws. We may not be able to adequately protect our intellectual property and may need to defend our intellectual property against infringement claims, either of which could result in the loss of our competitive advantage in the solar power market and materially harm our business and profitability. We face the following risks in protecting our intellectual property:

•	we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect our technology or processes;

•	our license, but not our right, to practice the String Ribbon technology terminates upon expiration of the underlying patents, the first of which expired in June 2003, and our historical operating experience with String Ribbon and our related patented and proprietary manufacturing processes may not adequately protect our competitive advantage after these patents have expired;

•	third parties may design around our patented technologies or seek to challenge or invalidate our patented technologies;

•	we may incur significant costs and diversion of management resources in prosecuting or defending patent infringement suits;

•	we may not be successful in prosecuting or defending patent infringement suits and, as a result, may need to seek to obtain a license of the third party’s intellectual property rights; however, a license may not be available to us or may not be available to us on commercially reasonable terms; and

•	the contractual provisions we rely on to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached and our trade secrets and proprietary information disclosed to the public.

Existing regulations and changes resulting from electric utility deregulation may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

The reduction or elimination of government subsidies and economic incentives for on-grid applications could cause our sales to decline.

We believe that the growth of some of our target markets, including the market for on-grid applications, depends in part on the availability and size of government subsidies and economic incentives. Accordingly, the reduction or elimination of government subsidies and economic incentives may adversely affect the growth of these markets, which could cause our sales to decline. Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether.

The lack or inaccessibility of financing for off-grid solar power applications could cause our sales to decline.

One of our key markets is off-grid solar power applications to developed and developing countries. In some developing countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar power applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire solar power systems. If existing financing programs for off-grid solar power applications are eliminated or if financing is inaccessible, the growth of the market for off-grid applications may be adversely affected, which could cause our sales to decline.

Our reliance on government contracts to partially fund our research and development programs could impair our ability to commercialize our solar power technologies and would increase our research and development expenses.

We intend to continue our policy of selectively pursuing contract research, product development, and market development programs funded by various agencies of the United States, state and international governments to complement and enhance our own resources. The percentage of our total revenues derived from government-related contracts was approximately 17% for the year ended December 31, 2003. During 2003, we had two active research contracts with the National Institute of Standards and Technology and the National Renewable Energy Laboratory.

These government agencies may not continue their commitment to programs to which our development projects are applicable. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs would increase our research and development expenses, which could impair our ability to develop our solar power technologies.

In addition, contracts involving government agencies may be terminated at the convenience of the agency. Other risks include potential disclosure of our confidential information to third parties and the exercise of “march-in” rights by the government. Our government-sponsored research contracts require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology, because action is necessary to alleviate health or safety needs, or to meet requirements of federal regulations, or to give the United States industry preference. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

Compliance with environmental regulations can be expensive and inadvertent noncompliance may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all federal, state and local regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines. In addition, under some federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we sell results in injury. Since our products are electricity producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In addition, since sales of our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and if our insurance protection is inadequate, could require us to make significant payments.

Risks Associated With the Market for Our Common Stock

Our officers and directors control approximately 38% of our voting stock and may be able to significantly influence corporate actions.

As of July 1, 2004, our executive officers, directors and entities affiliated with them controlled approximately 38% of our voting stock. As a result, these stockholders, acting together, may be able to significantly influence all matters requiring approval by our stockholders, including the election of directors, the approval of charter and by-law amendments, and the approval of mergers or other business combinations.

The price of our Common Stock may be volatile.

The stock market has, from time to time, experienced extreme price and trading volume fluctuations, and the market prices of technology companies such as ours have been extremely volatile. Our operating performance will significantly affect the market price of our Common Stock. To the extent we are unable to compete effectively and gain market share or the other factors described in this section affect us, our stock price will likely decline. The market price of our Common Stock also may be adversely impacted by broad market and industry fluctuations regardless of our operating performance, including general economic and technology trends. In addition, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management’s attention and resources.

The large number of shares eligible for public sale could cause our stock price to decline.

The market price of our Common Stock could decline as a result of the resale of the shares of Common Stock issued in the Financing Transaction and the shares of Common Stock issued upon conversion of all of the outstanding shares of Series A convertible preferred stock which were converted in connection with the consummation of the Financing Transaction or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Additionally, we may need to sell additional shares of Common Stock in the future in either private or public transactions in order to satisfy our financing requirements and we do not know whether we will be able to sell additional shares of our Common Stock on terms favorable to us.

We have anti-takeover provisions in our charter and by-laws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation, our by-laws and Delaware law could make it more difficult and expensive for a third party to pursue a tender offer, change in control transaction or takeover attempt that is opposed by our board of directors. Stockholders who wish to participate in these transactions may not have the opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of our board of directors in any one year. If a tender offer, change in control transaction, takeover attempt or change in our board of directors is prevented or delayed, the market price of our Common Stock could decline.

USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from any sales of shares of Common Stock. The warrants held by the selling stockholders may be exercised pursuant to a cashless exercise feature, however if all of the warrants held by selling stockholders are exercised for cash, we will receive proceeds of approximately $8,083,543. See “Selling Stockholders” and “Plan of Distribution” below. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders’ shares.

SELLING STOCKHOLDERS

     We are registering for resale under this Prospectus 10,086,686 shares of our Common Stock, consisting of 7,662,835 shares of Common Stock which were issued to the selling stockholders in connection with the Financing Transaction on June 21, 2004 and 2,423,851 shares of Common Stock issuable in the future upon the exercise of warrants to purchase Common Stock which were issued to the selling stockholders in connection with the Financing Transaction. The number of shares of Common Stock registered hereunder may increase in order to account for certain anti-dilution adjustments resulting from stock splits, stock dividends or similar transactions. The number of shares that will ultimately be issued to selling stockholders cannot be determined at this time because it depends on whether the selling stockholders elect to exercise the warrants.

     The table below sets forth information as of June 21, 2004, the closing date of our Financing Transaction, regarding ownership of our Common Stock by the selling stockholders and the number of shares that may be sold by them under this Prospectus. The percentage ownership shown in the table is based on a total of 47,523,287 shares of Common Stock issued and outstanding as of the consummation of the Financing Transaction on June 21, 2004. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of Common Stock being registered. Because the selling stockholders may offer all or some portion of the shares of Common Stock listed in the table and may sell all, part or none of the shares of Common Stock listed pursuant to this Prospectus or otherwise, no estimate can be given as to the number of shares of Common Stock that will be held by the selling stockholders upon termination of the offering. For the purposes of calculating the “Number of Shares Owned After Completion of the Offering” in the table below, we have assumed that none of the shares covered by this Prospectus will be held by the selling stockholders after completion of the offering and that no additional purchases will be made. See “Plan of Distribution” below. The number of shares owned by the selling stockholders is determined by rules promulgated by the Commission for beneficial ownership and is not necessarily indicative of ownership for any other purpose.

     The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Evergreen by the selling stockholders.

     The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

     No selling stockholder has held any position nor had any material relationship with us or our affiliates during the past three years.

	Number of	Number of
	Shares	Shares Offered	Number of
	Owned Before	Pursuant to	Shares Owned After
Selling Stockholders	Offering	This Prospectus	Completion of Offering
	Amount		Amount	Percent

Loeb Partners Corporation(1)	1,245,210	1,245,210	0	0
LB I Group Inc.(2)	2,565,422	2,490,422	75,000	0
Alexandra Global Master Fund Ltd.(3)	498,085	498,085	0	0
Omicron Master Trust(4)	249,042	249,042	0	0
SF Capital Partners Ltd.(5)	747,127	747,127	0	0
Grace Brothers, Ltd.(6)	1,494,253	1,494,253	0	0
CRT Capital Group LLC(7)	1,911,377	1,911,377	0	0
Truk Opportunity Fund, LLC(8)	181,350	181,350	0	0
Truk International Fund, LP(9)	13,650	13,650	0	0
Portside Growth and Opportunity Fund(10)	498,085	498,085	0	0
Morgan Stanley and Co. International Limited(11)	498,085	498,085	0	0
Double Black Diamond Offshore LDC(12)	57,200	57,200	0	0
Blackmore Partners LP(13)	29,900	29,900	0	0
Blackmore Wallace Partners LP(14)	83,200	83,200	0	0
Blackmore Offshore Fund, Ltd.(15)	89,700	89,700	0	0

Footnotes:

*   Represents beneficial ownership of less than 1%.

(1) Includes 957,854 shares of Common Stock, and up to an additional 287,356 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(2) Includes 1,915,709 shares of Common Stock, and up to an additional 574,713 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(3) Includes 383,142 shares of Common Stock, and up to an additional 114,943 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(4) Includes 191,571 shares of Common Stock, and up to an additional 57,471 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of July 8, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(5) Includes 574,713 shares of Common Stock, and up to an additional 172,414 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder. Michael A. Roth and Brian J. Stark possess voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.

(6) Includes 1,149,425 shares of Common Stock, and up to an additional 344,828 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(7) Includes 1,374,137 shares of Common Stock, and up to an additional 537,240 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(8) Includes 139,500 shares of Common Stock, and up to an additional 41,850 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(9) Includes 10,500 shares of Common Stock, and up to an additional 3,150 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(10) Includes 383,142 shares of Common Stock, and up to an additional 114,943 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder. The Investment Advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares. Messrs. Cohen, Stark, Strauss and Solomon therefore disclaim beneficial ownership of such shares.

(11) Includes 383,142 shares of Common Stock, and up to an additional 114,943 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(12) Includes 44,000 shares of Common Stock, and up to an additional 13,200 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(13) Includes 23,000 shares of Common Stock, and up to an additional 6,900 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(14) Includes 64,000 shares of Common Stock, and up to an additional 19,200 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

(15) Includes 69,000 shares of Common Stock, and up to an additional 20,700 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock held by such selling stockholder.

          Each of the selling stockholders represented to us, in connection with the completion of the Financing Transaction, that it was acquiring the shares from us without any present intention of effecting a distribution of those shares in violation of the Securities Act. In recognition of the fact that the selling stockholders may want to sell their shares in the future, we agreed to file with the Securities and Exchange Commission a Registration Statement (of which this Prospectus is a part) to permit the public sale of the shares by the selling stockholders from time to time.

          We will bear all reasonable costs and expenses incident to the offering and sale of the shares to the public, including all registration, filing and qualification fees, printers’ and accounting fees, but excluding any underwriting or brokerage commissions or similar charges and the fees and disbursement of counsel to the selling stockholders See “Plan of Distribution” below. The Registration Rights Agreement by and among us and the selling stockholders dated as of June 21, 2004 provides generally that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the Registration Statement (including this Prospectus and any amendments or Supplements thereto) or any omission of a material fact required to be stated therein, unless such losses are based upon and in conformity with written information furnished to us by the selling stockholder expressly for use in the Registration Statement or based upon a failure by the selling stockholder to deliver this Prospectus as required by applicable law. Similarly, the Registration Rights Agreement provides generally that each selling stockholder will indemnify us and our officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the Registration Statement relating to the shares or any omission of a material fact required to be stated therein, or necessary to make the statements therein not misleading to the extent based upon written information provided by each selling stockholder expressly for use in the Registration Statement. The indemnification obligation under the Registration Rights Agreement of each selling stockholder is limited to the net proceeds received by each selling stockholder from the sale of its shares offered in this Prospectus.

PLAN OF DISTRIBUTION

          The shares offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, “blue sky” expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges.

          Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares of Common Stock covered by this Prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this Prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

•	at market prices prevailing at the time of sale,

•	at prices relating to such prevailing market prices, or

•	at negotiated prices.

Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares may then be listed. We will supply the selling stockholders with reasonable quantities of this Prospectus. The shares may be sold by one or more of the following:

•	one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in negotiated transactions; and

•	through other means.

          There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them. The selling stockholders may effect such transactions by selling shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this Prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

          In connection with sales of their Common Stock and if permitted by law, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Common Stock in the course of hedging their positions. The selling stockholders may also sell the Common Stock short and deliver Common Stock to close out short positions, or loan or pledge Common Stock to broker-dealers that in turn may sell the Common Stock.

          We have agreed to keep the Registration Statement of which this Prospectus forms a part effective until the earliest of (i) the date on which all of the shares of Common Stock eligible for resale thereunder have been publicly sold pursuant to either the Registration Statement or Rule 144 under the Securities Act and (ii) the date on which all of the shares of Common Stock remaining to be sold under the Registration Statement (in the reasonable opinion of counsel to the Company) may be immediately sold to the public under Rule 144 under the Securities Act or any successor provision. Pursuant to the terms of our Registration Rights Agreement with the selling stockholders, we may temporarily suspend the rights of the selling stockholders to resell their shares pursuant to this Prospectus under certain circumstances.

          We will inform the selling stockholders that the antimanipulation rules under the Securities Exchange Act of 1934 (Regulation M — Rule 102) may apply to sales in the market and will furnish the selling stockholders upon request with a copy of these rules. We will also inform the selling stockholders of the need for delivery of copies of this Prospectus in connection with sales under the Registration Statement.

          Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

          Any shares covered by the Prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this Prospectus.

          Our Common Stock is quoted on the Nasdaq National Market under the symbol “ESLR.” American Stock Transfer & Trust Company, New York, New York is the transfer agent for shares of our Common Stock.

LEGAL MATTERS

          The legality of the shares is being passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

          The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

          This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission. The Registration Statement contains more information than this Prospectus regarding us and our Common Stock, including certain exhibits and schedules. You can obtain a copy of the Registration Statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

               The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares of Common Stock covered by this Prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2003, which contains audited financial statements for each of the three years in the period ended December 31, 2003 (File No. 000-31687), as amended by Amendment No. 1 thereto filed on April 29, 2004;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-31687);

3.	Our Current Reports on Form 8-K filed June 16, 2004 and June 22, 2004 (File No. 000-31687); and

4.	The section entitled “Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A filed on October 4, 2000 pursuant to Section 12(g) of the Securities Exchange Act of 1934 and incorporating by reference the information contained in our Registration Statement on Form S-1, SEC File No. 333-43140, as amended.

               This Prospectus is part of a Registration Statement we filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference, provided in this Prospectus or any supplement or that we have referred you to. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents. However, you should realize that the affairs of the Company may have changed since the date of this Prospectus. This Prospectus will not reflect such changes. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

               We will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Evergreen Solar, Inc., Attention: Richard G. Chleboski, Chief Financial Officer, 259 Cedar Hill Street, Marlboro, Massachusetts 01752, telephone number (508) 357-2221.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or any of the selling stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

10,086,686 shares

EVERGREEN SOLAR, INC.

Common Stock

PROSPECTUS

JULY [__]. 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

          Estimated expenses payable in connection with the sale of the Common Stock offered hereby are as follows:

SEC Registration fee	$4,063.04
Legal fees and expenses	$15,000.00
Accounting fees and expenses	$2,000.00
Placement agent fees	$0.00

Total	$21,063.04

          Evergreen will bear all expenses shown above. All amounts other than the SEC Registration fee are estimated solely for the purpose of this offering.

Item 15. Indemnification of Directors and Officers.

          The Delaware General Corporation Law and the Company’s charter and by-laws provide for indemnification of the Company’s directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the Company’s best interests and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company’s third amended and restated charter and second amended and restated by-laws filed as Exhibits 4.2 and 4.3 to this Registration Statement, respectively. The Registration Rights Agreement that the Company entered into with the selling stockholders on June 21, 2004 as well as the Amended and Restated Registration Rights Agreement that the Company entered into with the former holders of Series A Convertible Preferred Stock of the Company on June 21, 2004 each provide that the stockholders who are party thereto as selling stockholders are obligated, under certain circumstances, to indemnify the Company, the officers, directors, employees, agents and representatives of the Company and controlling persons against any losses to the extent (and only to the extent) that such losses are based upon and in conformity with written information expressly provided by each such stockholder for use in any registration statement filed pursuant thereto. Reference is made to the Registration Rights Agreement filed as Exhibit 4.8 to this Registration Statement.

          In addition to the indemnification provided by the Delaware General Corporation Law and the Company’s charter and by-laws, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify each director (1) for all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by such director by reason of any action or inaction on the part of such director while an officer or director or by reason of the fact that such director is or was serving at the request of the Company as a director, officer, employee or agent of the Company or other enterprise if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful, and (2) for all expenses (including attorneys’ fees) and, to the fullest extent permitted by law, amounts paid in settlement, in each case to the extent actually and reasonably incurred by the director in connection with the defense or settlement of any threatened, pending or completed action or proceeding by or in the right of the Company or any subsidiary of the Company to procure a judgment in its favor by reason of the fact that such director is or was a director, officer, employee or agent of the Company or any subsidiary of the Company, by reason of any action or inaction on the part of such director while an officer or director or by reason of the fact that such director is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interest of the Company and its shareholders, except that no indemnification will be provided in respect of any claim, issue or mater as to which such Director is finally adjudicated by court orders or judgement to be liable to the Company in the performance of such director’s duty to the Company and its shareholders unless and only to the extent that the Delaware Court of Chancery or any other court in which such action or proceeding is or was brought determines upon application, that despite the adjudication of liability such director is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other such court deems proper. The Company is not obligated under the terms of the Indemnity Agreement to indemnify its directors (1) for proceedings or claims initiated or brought voluntarily by such director and not by way of defense, except for proceedings brought to establish or enforce a right of indemnification under the Indemnification Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, (but such indemnification or advancement of expenses may be provided if the Company’s Board of Directors has approved the initiation of any such suit), (2) for any expenses incurred by a director with respect to any proceedings instituted by such director to enforce or interpret such director’s Indemnification Agreement, if a court of competent jurisdiction determines that each of the material assertions made by such director in such proceeding was not made in good faith or was frivolous, (3) for expenses or liabilities paid directly to the directors by directors’ and officers’ insurance, (4) on account of any claims for an accounting of profits made from the purchase or sale by any director of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act, as amended, or (5) if indemnification would not be lawful.

          Directors and officers of the Company are also insured up to an aggregate of $5.0 million under a directors’ and officers’ liability insurance policy.

Item 16. Exhibits.

Exhibit No.	Description of Exhibit

4.1(1)	Specimen Certificate Representing shares of Common Stock, $.01 par value per share, of Evergreen Solar, Inc. (Exhibit 4.1)

4.2(1)	Third Amended and Restated Certificate of Incorporation of the Registrant. (Exhibit 3.2)

4.3(1)	Second Amended and Restated By-laws of the Registrant. (Exhibit 3.4)

4.4(2)	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on May 15, 2003. (Exhibit 4.3)

4.5(3)	Stock and Warrant Purchase Agreement dated as of June 16, 2004. (Exhibit 10.1)

4.6(3)	Warrant Agreement dated as of June 21, 2004. (Exhibit 10.2)

4.7(3)	Form of Warrants issued to Selling Stockholders. (Exhibit 10.3)

4.8(3)	Registration Rights Agreement dated as of June 21, 2004. (Exhibit 10.4)

4.9(3)	Conversion, Consent, Voting and Lock-Up Agreement dated as of June 21, 2004. (Exhibit 10.5)

5.1(*)	Opinion of Testa, Hurwitz & Thibeault, LLP.

Exhibit No.	Description of Exhibit

23.1(*)	Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1)

23.2(*)	Consent of PricewaterhouseCoopers LLP.

24.1(*)	Powers of Attorney (included as part of the signature page to this Registration Statement).

(1) Incorporated herein by reference to the exhibits to Evergreen’s Registration Statement on Form S-1 (File No. 333-43140). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2) Incorporated herein by reference to the exhibits to Evergreen’s Registration Statement on Form S-8 dated June 9, 2003 (File No. 333-105963). The number given in parenthesis indicates the corresponding exhibit number in such Form S-8.

(3) Incorporated herein by reference to the exhibits to Evergreen’s Current Report on Form 8-K dated June 22, 2004 (File No. 000-31687). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(*) Filed herewith.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

          (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlboro, Commonwealth of Massachusetts, on this 9th day of July, 2004.

EVERGREEN SOLAR, INC.

By:	/s/ Richard M. Feldt

Richard M. Feldt
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

     The undersigned officers and directors of Evergreen Solar, Inc., hereby constitute and appoint Richard M. Feldt and Richard G. Chleboski, and each of them singly, our true and lawful attorneys-in-fact, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any amendments to this Registration Statement on Form S-3 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all things in our names and on our behalf in our capacities as officers and directors to enable Evergreen Solar, Inc., to comply with the provisions of the Securities Act of 1933, as amended, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below:

Signature	Title(s)	Date

/s/Richard M. Feldt Richard M. Feldt	Chief Executive Officer, President and Director (Principal Executive Officer)	July 9, 2004
/s/Richard G. Chleboski Richard G. Chleboski	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer)	July 9, 2004
/s/Dr. Robert W. Shaw, Jr. Dr. Robert W. Shaw, Jr.	Director	July 9, 2004
/s/Mark A. Farber Mark A. Farber	Vice President, Director	July 9, 2004
/s/Luc Charron Luc Charron	Director	July 9, 2004
/s/Philip J. Deutch Philip J. Deutch	Director	July 9, 2004
/s/Charles J. McDermott Charles J. McDermott	Director	July 9, 2004
Dr. William P. Sommers	Director	July 9, 2004
/s/Dr. Brown F. Williams Dr. Brown F. Williams	Chairman of the Board	July 9, 2004
/s/Timothy Woodward Timothy Woodward	Director	July 9, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1(1)	Specimen Certificate Representing shares of Common Stock, $.01 par value per share, of Evergreen Solar, Inc. (Exhibit 4.1)

4.2(1)	Third Amended and Restated Certificate of Incorporation of the Registrant. (Exhibit 3.2)

4.3(1)	Second Amended and Restated By-laws of the Registrant. (Exhibit 3.4)

4.4(2)	Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on May 15, 2003. (Exhibit 4.3)

4.5(3)	Stock and Warrant Purchase Agreement dated as of June 16, 2004. (Exhibit 10.1)

4.6(3)	Warrant Agreement dated as of June 21, 2004. (Exhibit 10.2)

4.7(3)	Form of Warrants issued to Selling Stockholders. (Exhibit 10.3)

4.8(3)	Registration Rights Agreement dated as of June 21, 2004. (Exhibit 10.4)

4.9(3)	Conversion, Consent, Voting and Lock-Up Agreement dated as of June 21, 2004. (Exhibit 10.5)

5.1(*)	Opinion of Testa, Hurwitz & Thibeault, LLP.

23.1(*)	Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1)

23.2(*)	Consent of PricewaterhouseCoopers LLP.

24.1(*)	Powers of Attorney (included as part of the signature page to this Registration Statement).

(1) Incorporated herein by reference to the exhibits to Evergreen’s Registration Statement on Form S-1 (File No. 333-43140). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2) Incorporated herein by reference to the exhibits to Evergreen’s Registration Statement on Form S-8 dated June 9, 2003 (File No. 333-105963). The number given in parenthesis indicates the corresponding exhibit number in such Form S-8.

(3) Incorporated herein by reference to the exhibits to Evergreen’s Current Report on Form 8-K dated June 22, 2004 (File No. 000-31687). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(*) Filed herewith.